UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2009

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled "Nova Sees Best Stand-Alone Quarter of All Times - Multiple Stand-Alone Metrology Orders Received from Several Customers".

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.'s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.'s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2009	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	info@gkir.com
E-mail: http://www.nova.co.il

Nova Sees Best Stand-Alone Quarter of All Times

Multiple Stand-alone metrology orders received from several customers

REHOVOT, Israel, June 22, 2009 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that orders for its stand-alone metrology during the second quarter set an all time record. The orders originated from three different customers. The tools are to be utilized for Optical CD and thin film measurements in CMP, front end of line and back end of line etch as well as deposition at advanced technology nodes, down to 45nm.

“This is clearly a significant milestone for the Company” said Gabi Seligsohn, President and CEO of Nova. “We set out to prove that we have a valuable technology for semiconductor manufacturers and our penetration efforts are bearing fruit. The stand-alone market represents a meaningful growth engine for Nova, especially in light of the average selling prices which are significantly higher than in the integrated metrology segment. The diversity of customers as well as the deployment at different process steps both in production and in R&D, demonstrate that we are well positioned to grow our stand-alone market share as the industry continues to recover from the current downturn. I appreciate the fact that this achievement is also due to the confidence of our customers in Nova and I look forward to continue providing them with innovative technologies and dedicated support”.

The Company also reported that it expects to deliver and install the ordered tools within the second and third quarters of 2009 fiscal year.

Nova’s Optical CD solutions deploy normal incidence Scatterometry technology to measure fine profile details of the semiconductor structure with high accuracy and repeatability. Nova’s systems feature industry leading throughput, accuracy and fleet (tool-to-tool) matching making them the best cost effective Optical CD solution for advanced technology nodes down to 22nm. For technology nodes of 32nm and above the NovaScan™ stand-alone platform offers industry leading throughput and full compatibility with Nova’s Integrated Metrology. The Modular Metrology™ Nova T500 offers the ability to combine metrology units to a throughput of 250WPH. Improved metrology, easy and cost effective extendibility make the Nova T500 an excellent Optical CD metrology tool for technology nodes of 22nm and beyond.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: unanticipated consequences of the global economic crisis, our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2008 filed with the Securities and Exchange Commission on March 30, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.